02018554

VF 3-7-02

RECD S.E.C. FEB 28 2002 501

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-39049

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Thrasher & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1204 S.E. 28th Street, Suite 4
(No. and Street)

Bentonville,	AR	72714
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David L. Thrasher — 501-273-5333
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beall, Barclay & Co., PLC
(Name — *if individual, state last, first, middle name*)

2005 W. Elm	Rogers,	AR	72756
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BP 3/21

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2002
WASH. D.C.
365 SECTION

OATH OR AFFIRMATION

I, David L. Thrasher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thrasher & Co., Inc., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THRASHER & COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

THRASHER AND COMPANY, INC.
DECEMBER 31, 2001 AND 2000
CONTENTS

Page

Beall Certified
Barclay Public
& Company, Accountants
PLC

INDEPENDENT AUDITORS' REPORT

Board of Directors
Thrasher and Company, Inc.
Bentonville, Arkansas

We have audited the accompanying balance sheets of **Thrasher and Company, Inc.** as of December 31, 2001 and 2000, and the related statements of income and comprehensive income, cash flows, changes in stockholder's equity, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 of the Notes to Financial Statements, **Thrasher and Company, Inc.** is exempt from SEC Rule 15c3-3. The conditions of the exemption are being complied with and nothing has come to our attention that would indicate that the conditions have not been complied with for the years ended December 31, 2001 and 2000. The procedures followed in safeguarding the securities of customers were reviewed and were found adequate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Thrasher and Company, Inc.** as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Beall Barclay & Company, PLC

BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
February 22, 2002

BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$ 31,537	$ 19,869
Investments available for sale	29,868	33,436
Accounts receivable - commissions	5,000	-
Prepaid insurance	3,184	2,282
Total Current Assets	69,589	55,587
PROPERTY AND EQUIPMENT, NET	31,302	33,365
OTHER ASSETS		
Special Reserve Account for the exclusive benefit of customers of Thrasher & Company, Inc.	500	500
	$ 101,391	$ 89,452

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
CURRENT LIABILITIES		
Payroll taxes payable	$ 5,612	$ 3,060
Accounts payable - commissions	463	-
Other current liabilities	4,581	-
	10,656	3,060
STOCKHOLDER'S EQUITY		
Common stock, no par value, authorized 2,000 shares,issued and outstanding 100 shares	100	100
Additional paid-in capital	64,314	57,414
Retained earnings	31,003	29,992
Unrealized holding gain (loss) on investments available for sale	(4,682)	(1,114)
	90,735	86,392
	$ 101,391	$ 89,452

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUE		
Commissions	$ 274,721	$ 329,818
OPERATING EXPENSES		
Accounting and legal	5,588	3,260
Advertising	5,326	3,710
Auto expense	15,198	12,468
Contributions	6,235	9,713
Depreciation	9,885	12,067
Dues and subscriptions	3,166	2,942
Insurance	5,446	5,155
License and permits	2,641	2,931
Meeting and education	2,709	1,072
Miscellaneous	4,336	1,717
Occupancy expense	20,950	6,565
Office expense	13,194	11,097
Payroll taxes	7,762	8,860
Postage	3,526	3,834
Repairs and maintenance	8,709	2,555
Salaries and related benefits	82,617	101,638
Telephone	6,967	8,118
Travel and entertainment	10,695	7,187
Utilities	2,846	3,253
	217,796	208,142
INCOME FROM OPERATIONS	56,925	121,676
OTHER INCOME		
Interest	-	545
Dividends	863	1,756
	863	2,301
NET INCOME	57,788	123,977
Other comprehensive income		
Unrealized gains (losses) on available for sale securities	(3,568)	(4,480)
COMPREHENSIVE INCOME	$ 54,220	$ 119,497

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unrealized Holding Gain	Total
BALANCE, DECEMBER 31, 1999	$ 100	$ 57,414	$ 62,233	$ 3,366	$ 123,113
Unrealized holding gain (loss)	-	-	-	(4,480)	(4,480)
Net income	-	-	123,977	-	123,977
Dividends paid	-	-	(156,218)	-	(156,218)
BALANCE, DECEMBER 31, 2000	100	57,414	29,992	(1,114)	86,392
Unrealized holding gain (loss)	-	-	-	(3,568)	(3,568)
Net income	-	-	57,788	-	57,788
Capital contributions	-	6,900	-	-	6,900
Dividends paid	-	-	(56,777)	-	(56,777)
BALANCE, DECEMBER 31, 2001	$ 100	$ 64,314	$ 31,003	$ (4,682)	$ 90,735

The accompanying notes are an integral part of these financial statements.

THRASHER COMPANY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 57,788	$ 123,977
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	9,885	12,067
Change in:		
Accounts receivable - commissions	(5,000)	-
Prepaid insurance	(902)	(636)
Payroll taxes payable	2,552	3,060
Accounts payable - commissions	463	-
Other current liabilities	4,581	-
Total Adjustments	11,579	14,491
Net Cash From Operating Activities	69,367	138,468
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments available for sale	-	(1,756)
Change in reserve account	-	57
Purchase of property and equipment	(7,822)	(149)
Net Cash (Used For) Investing Activities	(7,822)	(1,848)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	6,900	-
Dividends paid	(56,777)	(156,218)
Net Cash (Used For) Financing Activities	(49,877)	(156,218)
NET CHANGE IN CASH	11,668	(19,598)
CASH, BEGINNING OF YEAR	19,869	39,467
CASH, END OF YEAR	$ 31,537	$ 19,869

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Balance, January 1	$ -	$ -
Increase (decrease)	-	-
Balance, December 31	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Thrasher and Company, Inc. is an introducing broker and carries no customer monies or securities. All customer transactions are forwarded to a clearing broker on a fully disclosed basis.

Revenue Recognition
Revenues and expenses are accounted for on the accrual basis.

Property and Equipment
Property and equipment are recorded at cost. Depreciation of the property and equipment is computed by the straight-line method over the estimated useful lives of the assets, which range from five to seven years.

Use of Estimates
The preparation of financial statements in conformity with the cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the Statement of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2001 and 2000, there are no cash equivalents.

Advertising
The Company follows the policy of charging advertising to expense as incurred.

Comprehensive Income
Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income,* (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented on the Statements of Income and Comprehensive Income.

Income Taxes
The Corporation is taxed as an S Corporation under the Internal Revenue Code and applicable state statutes. Under an S Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather than the corporate level.

NOTE 2: PROPERTY AND EQUIPMENT

Following are the major classifications of property and equipment:

	2001	2000
Office equipment	$22,872	$15,050
Automobiles	63,712	63,712
	86,584	78,762
Accumulated depreciation	55,282	45,397
	$31,302	$33,365

NOTE 3: INVESTMENTS

The table below provides detail of the investments:

		December 31, 2001	
	Shares	Cost	Value
Scudder Municipal Bond Fund A	2,041	$20,423	$18,225
Scudder Growth Fund A	1,156	14,127	11,643
		$34,550	$29,868

		December 31, 2000	
		Cost	Value
Kemper Municipal Bond Fund	1,842	$20,423	$18,312
Kemper Growth Fund A	1,015	14,127	15,124
		$34,550	$33,436

NOTE 4: DETERMINATION OF THE RESERVE REQUIREMENT

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement, is claimed based on Section (k)(2)(B). Under this Section, exemption can be claimed if all customer transactions are cleared through another broker/dealer on a fully disclosed basis. All Thrasher and Company, Inc, customer transactions are cleared through FISERV.

NOTE 5: NET CAPITAL

There exists differences between net capital as computed on Thrasher and Company, Inc. Part IIA of Forms X-17A-5 filed for the period ended December 31, 2001, and net capital as computed on Page 11. There were adjustments to dividends received, depreciation, payroll taxes, commissions receivable and commissions payable.

NOTE 6: SIPC ASSESSMENT

As provided for in Section 4(d)(1)(c) of the Securities Investor Protection Act of 1970 as amended, a broker or dealer need not file the supplemental report on the SIPC during which the SIPC assessment is a minimum assessment. The minimum assessment of $150 was charged for the years ended December 31, 2001 and 2000.

NOTE 7: RETIREMENT PLAN

The Corporation adopted a defined contribution profit-sharing plan for all employees over the age of 21 years, with 3 years of service. Contributions to the profit-sharing plan are discretionary and $10,160 and $10,500 of contributions were made for the years ending December 31, 2001 and 2000, respectively.

NOTE 8: COMMITMENTS

The Corporation entered into a lease agreement for its office facilities with a term of five years. The following is a schedule by years of future minimum rentals under the lease at December 31, 2001:

December 31,	
2002	$18,600
2003	18,600
2004	18,600
2005	18,600
2006	1,550

Beall Certified
Barclay Public
& Company, Accountants
PLC

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Thrasher and Company, Inc.
Bentonville, Arkansas

We have audited the accompanying financial statements of **Thrasher and Company, Inc.** as of and for the year ended December 31, 2001 and have issued our report thereon dated February 22, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beall Barclay & Company, PLC

BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
February 22, 2002

THRASHER AND COMPANY, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

Total Ownership Equity from Balance Sheet	$ 90,735
Deduct:	
Assets not readily convertible to cash	
Depreciated value of fixed assets	(31,302)
15% Haircut on growth funds	(1,747)
7% Haircut on municipal funds	(1,276)
2% Haircut on money market fund	(300)
Net Capital as Defined by Rule 15c3-1	$56,110

See Independent Auditors' Report
On Supplementary Information Required by
RULE 17a-5 of the Securities and Exchange Commission.

Beall Certified
Barclay Public
& Company, Accountants
PLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Thrasher and Company, Inc.
Bentonville, Arkansas

In planning and performing our audit of the financial statements of **Thrasher and Company, Inc.** for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Thrasher and Company, Inc.** that we consider relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by Rule 17a-13; (3) in complying with requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objects of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the securities, that we consider to be material weaknesses as defined above. With respect to Rule 15c3-3, the Company handled no customer securities accounts and did not have any possession or control of customer funds or securities, and therefore, is exempt from Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Beall Barclay & Company, PLC

BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
February 22, 2002